SOUTHERN INDIANA GAS AND ELECTRIC COMPANY

211 NW RIVERSIDE DRIVE

EVANSVILLE, IN 47708

June 7, 2023

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Structured Finance

Attention: Jason Weidberg and Arthur Sandel

RE:	Southern Indiana Gas and Electric Company
SIGECO Securitization I, LLC
Registration Statement on Form SF-1
File Nos. 333-270851 and 333-270851-01

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Southern Indiana Gas and Electric Company, and SIGECO Securitization I, LLC, hereby request that the effective date of the Registration Statement referred to above be accelerated so that the same will become effective on June 12, 2023 at 9:00 a.m. E.D.T., or as soon as practicable thereafter.

Please call Timothy S. Taylor of Baker Botts L.L.P. at (713) 229-1184 as soon as the registration statement has been declared effective.

Very truly yours,

Southern Indiana Gas and Electric Company

By:	/s/ Jason P. Wells
Name:	Jason P. Wells
Title:	President and Director

cc:	Timothy S. Taylor, Baker Botts L.L.P.
Monica Karuturi, CenterPoint Energy, Inc.